Exhibit 99.1

Lilium Announces Pricing of $114 Million Financing

Financing sees meaningful participation from existing shareholders and company insiders,

propelling Lilium towards first manned flight of the Lilium Jet targeted for late 2024

Munich, Germany, May 24, 2024 – Lilium N.V. (NASDAQ: LILM) (“Lilium” or the “Company”), developer of the first all-electric vertical take-off and landing (“eVTOL”) jet and global pioneer in Regional Air Mobility (RAM), announced a $114 million financing, including the pricing of a $40 million underwritten public offering of 38,095,238 of the Company's Class A ordinary shares (the “Shares”) and warrants to purchase 38,095,238 Shares (the “Warrants” and, together with the Shares, the “Securities”), as well as a concurrent $50 million private placement of 47,573,111 Shares and warrants to purchase 47,573,111 Shares (“PIPE Warrants” and, together with the PIPE Shares, the “PIPE Securities”) including by BIT Capital, Earlybird Venture Capital and Aceville Pte. Limited, an affiliate of Tencent Holdings Limited (“Aceville”), as well as certain Lilium board members (the “PIPE”). Additionally, the Company will issue to Aceville (i) a pro rata warrant to purchase 24,233,035 Shares at an exercise price of $1.05 per Share (the “Aceville Pre-Funded Warrant”), and Aceville has agreed to partially prepay $1.00 of the total exercise price of the Aceville Pre-Funded Warrant for an aggregate prepay price of $24.23 million (the “Aceville Pre-Funding”) and (ii) an accompanying PIPE Warrant to purchase 24,233,035 Shares (the “Aceville PIPE Warrant and, together with the Aceville Pre-Funded Warrant, the “Aceville Warrants”), subject to the satisfaction of customary closing conditions and the receipt of shareholder approval for an increase in the Company’s authorized share capital. The number of PIPE Securities and Aceville Warrants issued to Aceville will be reduced or increased at its closing such that, after giving effect to the public offering and the PIPE, the amount of Class A Shares then owned by Aceville and its affiliates equals 19.8% for voting purposes and an amount pro rata of the outstanding Class A Shares on a fully diluted basis, subject to certain adjustments and limitations.

In connection with the underwritten public offering, the price of the 38,095,238 Shares and accompanying Warrants being sold to the public is $1.05 per Share and accompanying Warrant, and the Warrants are exercisable at an exercise price of $1.50 per Share. The Company has granted to the underwriter an option to purchase up to 5,714,285 additional Shares and accompanying Warrants for the next 30 days, solely to cover over-allotments. B. Riley Securities is serving as the sole bookrunner and underwriter for the underwritten public offering.

The Securities being offered pursuant to the underwritten public offering are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-267719) previously filed with the U.S. Securities and Exchange Commission (the “SEC”), which the SEC declared effective on October 12, 2022. A preliminary prospectus supplement related to the underwritten public offering was filed with the SEC on May 23, 2024, and a final prospectus supplement will be filed with the SEC. The preliminary prospectus supplement is and the final prospectus supplement will be available on the SEC’s website located at http://www.sec.gov or may be obtained from B. Riley Securities, Inc., Attention: Prospectus Department, 1300 North 17th Street, Suite 1300, Arlington, Virginia 22209; Telephone: (703) 312-9580, or by emailing prospectuses@brileyfin.com.

In connection with the concurrent PIPE, the Company entered into securities purchase agreements with a number of investors including BIT Capital, Earlybird Venture Capital and Aceville, as well as certain Lilium board members, for the purchase and sale of an aggregate of 47,573,111 Shares and warrants to purchase 47,573,111 Shares for $1.05 per Share and accompanying warrant. Each warrant issued in the PIPE will be exercisable for one Share at an exercise price of $1.50 per Share following the receipt of shareholder approval for an increase in the Company’s authorized share capital. The warrants will expire six years from the date of issuance. The securities purchase agreements contain customary registration rights.

The Company intends to use the net proceeds from the underwritten public offering, the PIPE and the Aceville Pre-Funding to continue to fund the development and operations of the Company and for general corporate purposes.

The public offering is expected to close on May 29¸ 2024, approximately $26 million of the PIPE is expected to close on May 31, 2024 and approximately $24 million of the PIPE is expected to close on June 28, 2024, in each case subject to satisfaction of customary closing conditions.

Neither the underwritten public offering nor the PIPE is conditional on the other. The securities are being issued pursuant to the exemptions provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S, have not been registered under the Securities Act or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdiction’s securities laws.

This press release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of the Shares or warrants in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contact Information for Media:
Rainer Ohler
+49 172 4890353
press@lilium.com

Contact Information for Investors:
Rama Bondada
Vice President, Investor Relations
investors@lilium.com

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, designed to offer leading capacity, low noise, and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with announced sales and indications of interest in Europe, the United States, China, Brazil, the UK, the United Arab Emirates, and the Kingdom of Saudi Arabia, Lilium’s 1000+ strong team includes approximately 500 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

Important information

No announcements or information regarding the underwritten public offering may be disseminated to the public in jurisdictions where a prior registration or approval is required for such purpose. No steps have been taken, or will be taken, for the offering of the Shares of the warrants in any jurisdiction where such steps would be required. The issue or sale of the Shares and the warrants, and the subscription for or purchase of the Shares and the warrants, are subject to special legal or statutory restrictions in certain jurisdictions. Lilium is not liable if these restrictions are not complied with by any other person.

This press release is not a prospectus for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (the “Prospectus Regulation”) and has not been approved by any regulatory authority in any jurisdiction. Lilium has not authorized any offer to the public of the Shares or the warrants in any member state of the European Economic Area (“EEA”) and no prospectus has been or will be prepared in connection therewith. In any EEA member state, this communication is only addressed to and is only directed at qualified investors in that member state within the meaning of the Prospectus Regulation.

In the United Kingdom, this document and any other materials in relation to the Shares and the warrants described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this document relates is available only to, and will be engaged in only with, “qualified investors” who are (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, any investment or investment activity to which this communication relates is available only to, and will be engaged in only with, relevant persons. Persons who are not relevant persons should not take any action on the basis of this document and should not act or rely on it.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, the expected closing of the underwritten public offering, the PIPE and the Aceville Pre-Funding described herein and the use of proceeds therefrom. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “expect,” “estimate,” “future,” “intend,” “may,” “plan,” “project,” “should,” “strategy,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and are subject to risks and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this press release include the risk that the offerings described herein are not consummated on a timely basis or at all as well as those risks and uncertainties discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, on file with the SEC, and similarly titled sections in Lilium’s other SEC filings, all of which are available at www.sec.gov. We caution investors not to rely on the forward-looking statements contained in this press release. You are encouraged to read our filings with the SEC available at www.sec.gov for a discussion of these and other risks or uncertainties. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and Lilium assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Lilium’s business is subject to substantial risks and uncertainties including those described in Lilium’s filings with the SEC referenced above. Investors, potential investors and others should give careful consideration to these risks and uncertainties.